Filed by Progress Energy, Inc.

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Progress Energy, Inc.

Commission File No.: 333-172899

Cautionary Statements Regarding Forward-Looking Information

This document contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are typically identified by words or phrases such as “may,” “will,” “should,” “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe,” “target,” “forecast,” and other words and terms of similar meaning. Forward-looking statements involve estimates, expectations, projections, goals, forecasts, assumptions, risks and uncertainties. Progress Energy cautions readers that any forward-looking statement is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking statement. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed merger involving Duke Energy and Progress Energy, including future financial and operating results, Progress Energy’s or Duke Energy’s plans, objectives, expectations and intentions, the expected timing of completion of the transaction, and other statements that are not historical facts. Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements include risks and uncertainties relating to: the ability to obtain the requisite Duke Energy and Progress Energy shareholder approvals; the risk that Progress Energy or Duke Energy may be unable to obtain governmental and regulatory approvals required for the merger, or required governmental and regulatory approvals may delay the merger or result in the imposition of conditions that could cause the parties to abandon the merger; the risk that a condition to closing of the merger may not be satisfied; the timing to consummate the proposed merger; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; the diversion of management time on merger-related issues; general worldwide economic conditions and related uncertainties; the effect of changes in governmental regulations; and other factors we discuss or refer to in the “Risk Factors” section of our most recent Annual Report on Form 10-K filed with the Securities and Exchange Commission (SEC). These risks, as well as other risks associated with the merger, are more fully discussed in the preliminary joint proxy statement/prospectus that is included in the Registration Statement on Form S-4 that was filed by Duke Energy with the SEC on March 17, 2011 in connection with the merger as well as in any amendments to that Registration Statement filed after that date. Additional risks and uncertainties are identified and discussed in Progress Energy’s and Duke Energy’s reports filed with the SEC and available at the SEC’s website at www.sec.gov. Each forward-looking statement speaks only as of the date of the particular statement and neither Progress Energy nor Duke Energy undertakes any obligation to update or revise its forward-looking statements, whether as a result of new information, future events or otherwise.

Additional Information and Where to Find It

This document does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed merger between Duke Energy and Progress Energy, on March 17, 2011, Duke Energy filed with the SEC a Registration Statement on Form S-4 that included a preliminary joint proxy statement of Duke Energy and Progress Energy that also constitutes a preliminary prospectus of Duke Energy and on April 8, 2011 and April 25, 2011 Duke Energy filed with the SEC amendments to that Registration Statement. These materials are not yet final and may be further amended. Duke Energy and Progress Energy will deliver the definitive joint proxy statement/prospectus to their respective shareholders. Duke Energy and Progress Energy urge investors and shareholders to read the preliminary joint proxy statement/prospectus regarding the proposed merger and the definitive joint proxy statement/prospectus, when it becomes available, as well as other documents filed with the SEC, because they contain or will contain important information. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov). You may also obtain these documents, free of charge, from Duke Energy’s website (www.duke-energy.com) under the heading “Investors” and then under the heading “Financials/SEC Filings.” You may also obtain these documents, free of charge, from Progress Energy’s website (www.progress-energy.com) under the tab “Investors” and then under the heading “SEC Filings.”

Participants in the Merger Solicitation

Duke Energy, Progress Energy, and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from Duke Energy and Progress Energy shareholders in favor of the merger and related matters. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of Duke Energy and Progress Energy shareholders in connection with the proposed merger is contained in the preliminary joint proxy statement/prospectus and will be contained in the definitive joint proxy statement/prospectus when it becomes available. You can find information about Duke Energy’s executive officers and directors in its definitive proxy statement filed with the SEC on March 17, 2011. You can find information about Progress Energy’s executive officers and directors in its definitive proxy statement filed with the SEC on March 31, 2011 and Amendment No. 1 to its Annual Report on Form 10-K filed with the SEC on March 17, 2011. Additional information about Duke Energy’s executive officers and directors and Progress Energy’s executive officers and directors can be found in the above-referenced Registration Statement on Form S-4. You can obtain free copies of these documents from Duke Energy and Progress Energy using the contact information above.

The following materials are excerpts from a transcript of Progress Energy, Inc.’s 2011 Annual Meeting of Shareholders, held on May 11, 2011, at 10:00 a.m.

William D. Johnson – Progress Energy, Inc. – Chairman, President and Chief Executive Officer

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Now, these next two slides I will show you are necessary because of the proposed merger. You might think they’re designed to test your vision, maybe your speed-reading capability, but this additional cautionary language is required by the Securities and Exchange Commission. Fortunately, it will be posted on our website where you can actually read it a little more easily. I think here’s the rest of it. Let me know when you’re finished reading that.

Now, let me give you a few words about the merger that requires us to put these slides up here. In January, we announced a proposed merger with Duke Energy, based in Charlotte. Since then, we’ve been working through the regulatory approvals process with both federal and state agencies as well as preparing information for shareholders of both companies for a meeting that will be held this summer.

In the near future, shareholders will receive a detailed proxy on the merger, the voting process, and the special meeting, which, as I said, will be held sometime this summer. I encourage you to study that information and to vote for the merger. Our target is to close this transaction by the end of this year.

This Progress-Duke merger is a strategic combination and it will benefit both customers and shareholders. It will make us a stronger Company, better able to manage the significant change and challenges facing the industry.

And you know, this merger with Duke fits our strategic focus on the electric utility business. It will make us the largest utility in the US, so we want to leverage that size and that opportunity to become the best in the business.

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I also want to remind you of our very long track record of commitment to the dividend — a key reason most people hold our stock. We’ve paid a dividend for more than 250 consecutive quarters since being listed on the New York Stock Exchange in 1946. And providing a reliable, sustainable dividend is a hallmark of our Company, one our shareholders depend on. Assuming Duke’s current dividend rate is maintained, the merger will enable us to increase our dividend — something we have not been able to do for the last couple of years.

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And finally, we need to get all the approvals for the Progress-Duke merger and determine how to combine the two organizations most effectively in a way that benefits both customers and shareholders. Meanwhile, we keep a very strong focus on the daily fundamentals — safety, operational excellence, customer satisfaction.

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David Norval – Shareholder

Dave Norval, North Carolina. My question is, the future merger, how is that going to affect the dividends?

William D. Johnson – Progress Energy, Inc. – Chairman, President and Chief Executive Officer

Let me say a cautionary word about the merger. We will have a separate shareholder meeting, and there will be a proxy on that. So what I’m going to say today is limited to public knowledge that’s already been disclosed.

But as I said in my remarks, the merger will give our shareholders increase in the dividend as part of the transaction. And that dividend of Duke’s policy continues, which we will expect it will, the dividend will increase every year. So if you buy the stock because you’re interested in the dividend, it should be bigger and it should grow. That’s my expectation.

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William D. Johnson – Progress Energy, Inc. – Chairman, President and Chief Executive Officer

All in favor, say aye. Our meeting is adjourned. Thank you for being here. Remember, you will get a proxy either electronically or in the mail. There will be a special shareholder meeting sometime this summer. So read that information and please vote. Thank you for being here.